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CONTACT

LORUS THERAPEUTICS INC.                          CANADIAN MEDIA:
Corporate Communications                         MANSFIELD COMMUNICATIONS INC.
Grace Tse                                        Hugh Mansfield
Tel:  (416) 798-1200, ext.380                    Tel:  (416) 599-0024
Email:   ir@lorusthera.com                       Email:  hmansfield@mcipr.com



TSE: LOR
OTC BB:  LORFF

                LORUS THERAPEUTICS REPORTS SECOND QUARTER RESULTS

TORONTO, CANADA - JANUARY 17, 2003 - Lorus Therapeutics Inc. ("Lorus") today announced second quarter 2003 financial results for the quarter ended November 30, 2002. All figures, unless otherwise specified, are in Canadian dollars.

SEPTEMBER 1, 2002 TO DATE HIGHLIGHTS

o        A steering group has been formed with representatives from the U.S.
         National Cancer Institute (NCI) to determine the cancer indications and protocols of multiple Phase II clinical trials for GTI-2040. The trials will be conducted by the NCI in conjunction with Lorus.

o Allowed patent protection by the United States Patent and Trademark Office (USPTO) to protect the company's lead anticancer drug Virulizin(R) as it relates to immunodulating compositions, pharmaceutical agents containing these compositions, and the use of the compositions and agents for treatment purposes.

o Received patent on NC381, the lead anticancer drug of a subsidiary of Lorus, NuChem Pharmaceuticals Inc. from USPTO. The patent protects NC381 as an effective therapeutic agent for the treatment of lung, pancreatic and skin cancers, and as an inhibitor of prostate tumor growth.

o Mayne Pharma exercised its option to secure distribution rights for Virulizin(R) in Argentina for the treatment of malignant melanoma. This increases the scope of Lorus' relationship with Mayne Pharma and the potential of revenues from the emerging markets in South America.

o Renewed emergency drug program to supply Virulizin(R) for the treatment of advanced pancreatic cancer around the world which not only provides a valuable service to cancer patients not otherwise eligible for ongoing clinical trials but also augments the Virulizin(R) database with additional safety information.

o Appointed Mr. Graham Strachan as the chair of the board of directors and Mr. J. Kevin Buchi as a director of the board.

"In this quarter, we continued to build shareholder value at Lorus by obtaining patent protection of our inventions and through the advancement of our clinical programs," said Dr. Jim A. Wright, chief executive officer, Lorus. "The agreement to carry out multiple clinical trials with GTI-2040 in partnership with the U.S. NCI further validates our lead antisense drug and provides financial support to assess the efficacy of this novel drug in a variety of cancer indications.

" For the second quarter ended November 30, 2002, Lorus incurred a loss of $3,969,000 ($0.03 per share) compared to a loss of $3,683,000 ($0.03 per share)
for the second quarter last year. On a year-to-date basis, the loss was $8,045,000 ($0.06) for the first six months of fiscal 2003 compared to $6,739,000 ($0.05) for the comparable period last year. The increase in net loss relates primarily to greater costs for the Virulizin(R) Phase III clinical trial and the antisense clinical development programs as planned and lower interest income, partially offset by lower administrative costs from cost conservation efforts and lower goodwill amortization due to a recent accounting pronouncement effective June 1, 2002. On a comparable basis, the loss for the three months and six months ended November 30, 2001 would have been $3,321,000 ($0.02 per share) and $6,012,000 ($0.04 per share) respectively after adjustment to remove amortization of goodwill in those periods.

Research and development expenses for the second quarter of fiscal 2003 increased to $3,323,000 compared to $2,093,000 for the same quarter last year. For the six months ended November 30, 2002 research and development expenses increased to $6,370,000 compared to $4,235,000 for the same period last year. Costs increased in fiscal 2003 due primarily to higher clinical trial costs for Virulizin(R) for the ongoing pivotal Phase III trial for the treatment of advanced pancreatic cancer. The antisense clinical program which includes the GTI-2040 Phase II trial in patients with renal cell carcinoma and the GTI-2501 Phase I trial in patients with solid tumors or lymphoma also contributed to the increase in the current periods.

General and administrative expenses for the second quarter of fiscal 2003 decreased to $796,000 compared to $1,583,000 for the same quarter last year. For the six months ended November 30, 2002 general and administrative expenses decreased to $2,100,000 compared to $2,645,000 for the same period last year. The decrease in both periods was due mainly to lower use of external advisory services. For the six months ended November 30, 2002 this decrease was partially offset by higher employee related costs that occurred in the first quarter.

Depreciation and amortization for the second quarter of fiscal 2003 decreased to $164,000 from $567,000 for the same quarter last year. For the six months ended November 30, 2002 depreciation and amortization expenses decreased to $259,000 from $1,022,000 during the same period last year. In both periods, the decrease was due mainly to the adoption of the new CICA accounting guideline for goodwill and other intangible assets whereby the Company ceased amortizing goodwill on June 1, 2002.

Interest income for the second quarter of fiscal 2003 decreased to $314,000 from $560,000 for the same quarter last year. For the six months ended November 30, 2002 interest income decreased to $684,000 from $1,163,000 for the same period last year. The decrease was due primarily to lower cash and short-term investments balances in fiscal 2003 compared to the comparable periods in fiscal 2002.

As at November 30, 2002, Lorus had cash and cash equivalents and short-term investments of $31.7 million compared to $37.8 million at May 31, 2002.






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                   CONSOLIDATED STATEMENTS OF LOSS (UNAUDITED)
                FOR THE QUARTERS ENDED NOVEMBER 30, 2002 AND 2001

                                                THREE MONTHS         Three months           SIX MONTHS           Six months
(Amounts in 000's except for per common share          ENDED                ended                ENDED                ended
data) (Canadian Dollars)                       NOV. 30, 2002        Nov. 30, 2001        NOV. 30, 2002        Nov. 30, 2001
                                               -------------        -------------        -------------        -------------
EXPENSES
Research and development ...............           $   3,323            $   2,093                6,370            $   4,235
General and administrative .............                 796                1,583                2,100                2,645
Depreciation and amortization ..........                 164                  567                  259                1,022
Interest income ........................                (314)                (560)                (684)              (1,163)
                                                   ---------            ---------            ---------            ---------
LOSS FOR THE PERIOD ....................               3,969                3,683                8,045                6,739
Deficit, beginning of period ...........              78,945               64,438               74,869               61,382
                                                   ---------            ---------            ---------            ---------
DEFICIT, END OF PERIOD .................           $  82,914            $  68,121            $  82,914            $  68,121
                                                   ---------            ---------            ---------            ---------
BASIC AND DILUTED LOSS PER COMMON SHARE            $    0.03            $    0.03            $    0.06            $    0.05
                                                   ---------            ---------            ---------            ---------
WEIGHTED AVERAGE NUMBER OF COMMON SHARES
OUTSTANDING USED IN THE CALCULATION OF
BASIC AND DILUTED LOSS PER SHARE .......             144,422              143,166              144,419              142,805
                                                   ---------            ---------            ---------            ---------



Media, members of the financial community and shareholders are invited to listen to Company's quarterly earnings conference call through the live audio webcast on the Company's website at www.lorusthera.com Friday, January 24, 2003 at 2:00 p.m. (EST). The conference call webcast will also be archived at www.lorusthera.com.

A telephone replay of the conference call will also be available from approximately 4:00p.m. (EST) Friday, January 24, 2003 until 11:59p.m. Friday, January 31, 2003. To access the replay, call 1-877-289-8525 and enter reservation number 233848#.


About Lorus
Lorus Therapeutics Inc. is a biopharmaceutical company specialising in the research, development and commercialisation of pharmaceutical products and technologies for the management of cancer. With products entering all stages of evaluation, from pre-clinical through Phase III trials, Lorus is a leader in the development of therapeutics that complement the new cancer treatment paradigm that seeks to manage the disease with efficacious non-toxic compounds that improve patients' quality of life. Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the OTC BB exchange under the symbol LORFF.

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events in this press release might not occur.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: HTTP://WWW.LORUSTHERA.COM.